

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Taryn J. Naidu
Chief Executive Officer
Rightside Group, Ltd.
5808 Lake Washington Blvd., Suite 300
Kirkland, WA

> **Re:** **Rightside Group, Ltd.**
> **Registration Statement on Form 10**
> **Filed January 13, 2014**
> **File No. 001-36262**

Dear Mr. Naidu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 Pursuant to Section 12(b)

General

1.   We note that a number of the exhibits to your registration statement are to be filed by amendment. Please file all exhibits as soon as practicable to provide us with adequate time to review them and your related disclosures.

2.   Please provide an analysis supporting your determination that the distribution of Rightside shares to Demand Media shareholders will be pro rata even though cash will be paid in lieu of fractional shares, possibly reducing the relative interests held by those shareholders who receive cash in relation to those who do not have fractional shares to be cashed out. We note in this regard that the distribution ratio has not yet been provided, so it is unclear what effect the lack of issuance of fractional shares will have on the variation in the proportionate interests of stockholders before and after the distribution. See Staff Legal Bulletin No. 4.

3.   Please also confirm, if true, that the transfer agent will handle fractional shares in the manner prescribed by Section 6 of Staff Legal Bulletin No. 4. In this regard, tell us whether the transfer agent, in its sole discretion, will determine when, how, through which broker-dealer, and at what price to make its sales; and whether the transfer agent and the broker-dealers it will use are affiliates of Rightside or Demand Media.

Questions and Answers About the Company and the Spin-Off, page 3

4.   Please disclose in an appropriate place in your Question and Answer section the percentage of total assets, revenue and liabilities of Demand Media for the periods presented, that are attributable to the businesses and assets being transferred to Rightside in connection with the spin-off.

Risk Factors

Risks Relating to Our Business, page 26

5.   Please explain why your first seven risk factors relate to your anticipated registry services business, which you disclose on p.80 has not yet accounted for a significant portion of your revenues. In this regard, as you are aware, the risks that pose the greatest challenges to the company should be presented most prominently in this section.

Selected Historical Combined Financial Data, page 72

6.   It is unclear from the disclosure provided why Rightside's reported total revenues exceed, in some cases materially, the revenues reported by Demand Media for its registrar services business for the periods covered by the financial statements included in your registration statement. We note that the purpose of the spin-off is to separate the registrar or domain name services business, which you will own and operate, from the content and media business that Demand Media will continue to own, and that the combined financial statements of Rightside have been prepared on a "carve-out" basis from the combined financial statements of Demand Media to represent the financial position and operating results of Rightside as if Rightside has existed on a stand-alone basis during the periods presented. We note further that Domain Media has historically broken out revenue information for its Registrar Services and Content & Media offerings in its periodic filings. Given the foregoing, please explain in your response letter why your revenue for the periods covered by the registration statement is greater than the registrar services revenue reported by Demand Media for the same periods. For example, you report approximately $173 million in revenues for the fiscal year ended December 31, 2012, whereas footnote 14 to Demand Media's 2012 Form 10-K states that registrar revenue for the fiscal year was approximately $134 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 88

7. Tell us what consideration you gave to separately disclosing and discussing revenues earned on a gross basis versus on a net basis.

8. Provide a summary of each service revenue item that is included in the aftermarket and other line-item. Tell us why you do not separately disclose and discuss any of these items.

Service costs, page 89

9. Tell us what consideration you gave to separately disclosing and discussing services cost for Domain Name Services and Aftermarket and other revenues.

Certain Relationships and Related Party Transactions

Agreements between Demand Media and Rightside Relating to the Separation, page 137

10. Please ensure that you describe in this section all material rights and obligations of Rightside, Demand Media, and your respective affiliates under the agreements discussed here. In this regard, eliminate the phrase "in their entirety" from your statement that the summaries of these agreements provided in the filing are qualified by reference to the agreements to be filed as exhibits thereto.

Separation and Distribution Agreement, page 137

11. The first sentence of the second paragraph in this section suggests that the various agreements being entered into with Demand Media in connection with the spin-off are "arms-length transactions." Please revise to avoid indicating that transactions with Demand Media prior to the separation of the two companies are made at arms-length. In this regard, we note your disclosure on page 44 that the Transition Services Agreement contains provisions that may be more favorable to you than those you could have obtained in arms-length negotiations with third parties.

Potential Conflicts of Interest, page 142

12. You disclose here and on page 145 that under its amended and restated certificate of incorporation, Rightside may have overlapping officers and directors with Demand Media, and that Rightside will renounce its rights to certain business opportunities and your charter will provide that in certain circumstances your officers and directors will not

have liability to Rightside or its stockholders for breach of fiduciary duty by reason of the fact that such individual directs a corporate opportunity to Demand Media instead of to Rightside. Please describe with greater specificity the "certain" business opportunities with respect to which Rightside will renounce its rights. In addition, tell us what consideration you gave to providing related risk factor disclosure.

Combined Financial Statements

Combined Statements of Operations, page F-4

13.   Please tell us what consideration was given to disclosing earnings per share. We refer you to ASC 260-10-55-17.

Notes to the Combined Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-9

14.   We have noted that some of your domain services are reported as net revenue because the reseller sells domain names and related services at prices determined by the reseller and the reseller manages the primary retail customer's relationship. We have also noted that in these domain service arrangements, you appear to assume the credit risk as you provide billing and credit card services as well as registration services. Please explain what is entailed in the reseller's role in managing the primary retail customer's relationship. Provide an analysis of the indicators outlined in ASC 605-45-45 that supports presenting this revenue on a net basis.

15.   As it pertains to your advertising revenue entered through revenue-sharing arrangements, we have noted that you are the primary obligor and record advertising service revenue at gross. Please explain in further detail, how you have made the determination to report gross and if other indicators of gross and net presentations were considered in making this determination. We refer you to ASC 605-45-45 regarding principal agent considerations.

16.   In regards to your domain name sales, you indicate that domain name and registration revenue are separate units of accounting because each item has a standalone value and there is objective and reliable evidence of the fair value of the registration service. Please tell us how you determined your item had standalone value in terms of ASC 605-25-25-5 which determines an item has standalone value when any vendor sells that item separately or the customer could resell that item on a standalone basis. We also note that you "allocate any arrangement fee to each of the elements based on their relative selling prices." Tell us and disclose how you determine the selling price and describe any significant assumptions employed.

17.   We note that you recognize your services on a straight-line basis over the term of the service arrangements. Please tell us what consideration was given in identifying a pattern of performance and recognizing your revenue using the proportional performance method.

Exhibits

18.   From the exhibit index, it is unclear to us whether you intend to file the reseller agreement with Namecheap, which accounted for 12% of your revenues for fiscal year 2012 and the nine-months ended September 30, 2013. In this regard, we see two agreements with Namecheap that you intend to file (an amended and restated letter of agreement and a ninth amendment to an amended and restated letter of agreement). Please advise.

19.   Please advise of your determination not to file the gTLD acquisition agreement with Donuts, Inc. or your joint venture agreement with Web.com for Namejet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Koenig, Latham & Watkins LLP